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                            May 4, 2022

       John F. Erhard
       Chief Executive Officer
       ArcLight Clean Transition Corp. II
       200 Clarendon Street, 55th Floor
       Boston, Massachusetts 02116

                                                        Re: ArcLight Clean
Transition Corp. II
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 18,
2022
                                                            File No. 333-262583

       Dear Mr. Erhard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2022 letter.

       Amendment No. 2 to Form S-4

       What Equity Stake Will Current ArcLight Equityholders and Opal Fuels Common Equityholders
       Hold in New Opal..., page 14

   1. Please disclose in this section the voting power that will be held by Mark Comora in New
                                                        OPAL following the
Business Combination. In addition, please disclose in this section that the existing
equityholders of OPAL Fuels, LLC will own approximately 74.5%
                                                        economic interest in
OPAL Fuels, LLC following the Business Combination. We note
                                                        your related disclosure
in Note 6(j) on page 208.
 John F. Erhard
FirstName  LastNameJohn
               Transition F. Erhard
ArcLight Clean            Corp. II
Comapany
May  4, 2022NameArcLight Clean Transition Corp. II
May 4,
Page 2 2022 Page 2
FirstName LastName
Simplified Post-Combination New OPAL Structure, page 30

2. We note your response to prior comment 5. Please revise the diagram on page 30 or disclosure in the footnotes to the diagram to also quantify the relative economic interests and voting interests in OPAL Fuels LLC.
The NextEra Subscription, page 31

3. We note your revised disclosure regarding the terms of the Series A Preferred Units, including limitations on dividends or distributions for any junior units or any pari passu units. Please revise to disclose whether this would impact dividends or distributions on the Opal Fuels units to be held by the registrant. We also note your disclosure that OPAL
         Fuels is required to obtain the consent of the holders of the Series A Preferred Units before issuing indebtedness resulting in payment obligations in excess of certain thresholds. Please revise to disclose such thresholds, or tell us why such information is not material. In addition, please file the certificates of designation governing the terms of the Series A Preferred Units and the Series A-1 Preferred Units. Refer to Item 601(b)(10)
         of Regulation S-K.
In certain cases, payments under the Tax Receivable Agreement may be accelerated..., page 98

4. We note your disclosure on page 98 that if the TRA Participants were to exchange all of their Opal Common Units, New OPAL would recognize a deferred tax asset of approximately $431.0 million. However, this does not appear to be consistent with Note
         6(l) on page 208 that states that if the TRA Participants were to exchange all of their Opal
         Common Units, New OPAL would recognize a deferred tax asset of approximately
         $508.0 million. Please revise or advise. In addition, we note the disclosure in Note 6(l)
         that it is more likely than not that the deferred tax assets will not be realized. Please provide corresponding disclosure in your discussion of the deferred tax asset on page 98.
Certain Opal Fuels Projected Financial Information, page 143

5. We note your response to prior comment 16, and reissue such comment. Please revise to qualitatively and quantitatively discuss all material assumptions underlying the projections provided on page 143. In that regard, we note that the financial forecast information provided in Slide 39 of your December investor presentation filed as
Exhibit 99.2 to a
         Form 8-K filed on December 2, 2021 provided additional information for each year in the forecast period, such as gasoline gallon equivalent sold, LCFS price and expenses, as well as revenue attributable to RNG Fuel, Fuel Station Services and Renewable Power. Please
         revise or advise.
Exclusive Forum (Proposal 4D), page 167

6. We note your response to comment 19 and we re-issue in part. In that regard, we note your disclosure regarding your exclusive forum provision for certain actions and
         claims.    Please revise your disclosure in this section to identify
such actions and claims,
 John F. Erhard
ArcLight Clean Transition Corp. II
May 4, 2022
Page 3
      and to clarify the courts selected in your exclusive forum provision. For example, you
      disclose in this section that    another state or federal court located
within the State of
      Delaware    shall be the exclusive forum for certain actions and claims if the Court of
      Chancery of the State of Delaware does not have subject matter jurisdiction, but this does not appear to be consistent with Section 12.1 of your proposed charter attached in Annex
      C. In addition, please disclose the provision in Section 12.3 of your proposed charter that selects the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. Please ensure that you make conforming changes throughout your prospectus.
       You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202)
551- 3337 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special
Counsel, at (202) 551-3584 with any other questions



                                                            Sincerely,
FirstName LastNameJohn F. Erhard
                                                            Division of
Corporation Finance
Comapany NameArcLight Clean Transition Corp. II
                                                            Office of Energy &
Transportation
May 4, 2022 Page 3
cc:       Julian Seiguer
FirstName LastName